

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

November 24, 2010

Mr. Phillip W. Ware
Chief Executive Officer
Coastal Caribbean Oil & Minerals, Ltd.
Clarendon House, Church Street
Hamilton 5, Bermuda HM CX

  Re: Coastal Caribbean Oil & Minerals, Ltd.
     Form 10-K for the Fiscal Year Ended December 31, 2009
     Filed April 12, 2010
     File No. 001-04668

Dear Mr. Ware:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Karl Hiller
        Branch Chief